Uberlândia plant to double number of workers

Located in Minas Gerais, the plant that generated R$ 200 million in 2000 should achieve R$ 1.55 billion in revenues after new investments

    Sadia's history in Uberlândia began in December 1999, with the acquisition of the share control of Granja Rezende S. A. for R$ 134 million. Since then, Sadia has fulfilled each and every commitment that it assumed at the time. The Company has not only maintained, but in fact increased, the number of jobs in the region and has continually invested in its facilities in Minas Gerais. Investments currently underway, coupled with those announced on this Friday, the 17th, will make the Uberlândia plant Sadia's largest industrial complex.

    Founded in 1962, Granja Rezende S. A. became a center of excellence, in terms of the genetic engineering of poultry and swine, and one of the most modern meat industries in South America. Upon its acquisition by Sadia, in 1999, the company also became one of the largest Brazilian producers of grandparents and parent stock chickens. At the time of the acquisition, Rezende slaughtered 23.4 million chickens/year, 300,000 hogs/year and manufactured 42,000 tons of processed products, in addition to the production of eggs, hatchling chicks and livestock feed.

    One year after the acquisition by Sadia, the plant began turkey-slaughtering operations. Changes were made in all Rezende areas and lines. Hog slaughtering, in the first year under Sadia's management, increased 40%. Chicken slaughtering underwent a change in profile, focusing on products of greater added value. The line of processed products grew more than 30%, with the introduction of new items and gains in efficiency.

    In 2000, the Uberlândia plant ended the year with revenues of approximately R$ 200 million and a staff of 4,000 employees. By September of 2004, the number of workers had already reached 5,000. This number will rise to 8,400 over the next three years. Plant revenues, which were R$ 800 million in 2003 (almost 14% of Sadia's gross revenues for the year), ought to reach the R$1-billion mark in 2004. With the conclusion of investments, it is estimated that the Uberlândia plant will post gross revenues of R$ 1.55 billion, representing a 675% increase over revenues in 2000.

    Strategic Investment

    The acquisition of Rezende was based on strong strategic grounds, including the opportunity to invest in high-quality, specialized labor, a privileged geographic location that reduces distances for supplying grains and the main national markets, and the company's modern, technologically advanced facilities. Another factor that weighed heavily in Sadia's decision was the striking penetration of Rezende-brand products, which has been maintained until today. These products continue to enjoy a significant market share in the states of Minas Gerais, Rio de Janeiro, and the Brazilian Midwest.

    Out of the 11 industrial complexes that Sadia operates in Brazil, the Uberlândia plant is today one of the three largest, together with the Toledo (PR) and Concórdia (SC) plants. Currently, the Uberlândia plant is the only one that boasts three lines of animals (turkeys, chickens and hogs), in addition to a processed products manufacturing facility, a feed mill and three industrial-scale incubators. It is also the only Sadia plant that sells SPF eggs (free of specific bird diseases, used in the production of vaccines). Another important fact that illustrates the impact of Sadia's Uberlândia plant on the local economy is the number of integrated outgrowers: there are currently 586, spread across 30 different municipalities. With the new wave of investments, this figure should jump up to 1,445.

Uberlândia, September 17, 2004

Manager of Institutional Communications - Sadia S.A.
Juliana Caffaro
Tel: (11) 3649-1763/3143
e-mail: juliana.caffaro@sadia.com.br

Press Relations
Kristhian Kaminski
Tel: (11) 3147-7909 / 9129-3452
e-mail: Kaminski@maquina.inf.br